Theater Xtreme Entertainment Group, Inc. Pencader Corporate Center 250 Corporate Blvd Suite E Newark, DE, 19702 Phone: 302-455-1334, Facsimile: 302-455-1612

March 15, 2007

Mr. Michael Moran, Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20549

Dear Mr. Moran:

This letter is intended to respond to your letter addressed to me dated February 27, 2007. As a convenience, I have reproduced below the text of each of your comments, together with our respective responses.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

General

1.
Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the disclosures will look like revised. These additional disclosures should be included in your future filings.

Theater Xtreme Entertainment Group, Inc. (the “Company”) proposes to file an amendment to its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the “Proposed Amendment”) to include certain additional disclosures intended to respond to the Staff’s comments. The Proposed Amendment will be filed promptly following the Staff’s advice that it has no further comments on the Company’s filings to date (other than those to be addressed in the Proposed Amendment). We have indicated in response to each of the Staff’s comments, where appropriate, the text or other changes proposed to be included in the Proposed Amendment. Additional disclosure will also be included in future filings to the extent it remains material.

Item 6. Management’s Discussion and Analysis or Plan of Operation

General

2.
Please disclose in a separately captioned section any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future affect on your financial condition, revenues or expense, results of operations, liquidity or capital resources. See Item 303(c) of Regulation S-B.

Mr. Michael Moran

The Proposed Amendment would include the following modified disclosure:

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is a party.

Results of Operations

Results of Operations for the year ended June 30, 2006 compared to the year ended June 30, 2005

Total Revenue, page 11

3.
You disclose that in 2006 revenues increased 63.6%, but you do not provide an insightful analysis of the impact of each business reason you indicate caused the overall increase during the year. In this regard, please disclose for all periods presented the change in comparable or same store sales and the amount of sales contributed by comparable stores for each period presented. Disclose which stores you have included in your calculation. Please also disclose the impact of new store openings on revenues during all periods presented. See Item 303(b)(1)(iv) of Regulation S-B.

The Proposed Amendment would include the following modified disclosure:

Total Revenue. Total revenue includes delivered and installed merchandise, installation and service labor, customer service revenues, earned franchise license fees and franchise royalties. Total revenue for the year ended June 30, 2006 increased to $4,619,142 from $2,822,871 for the year ended June 30, 2005, reflecting an increase of $1,796,271 or 63.6% and is comprised of an increase of $1,211,661 in retail sales and an increase of $584,610 in wholesale sales and franchise licenses and royalties.

The following table is illustrative of the increase for the periods indicated:

	Year ended June 30,		%
	2006	2005	Increase
Retail sales	$3,963,441	$2,751,780	44.0%
Wholesale sales	467,518	44,021	*
Sub-total	4,430,959	2,795,801	58.5%

Franchise licenses and royalties	188,183	27,070	*
Total revenue	$4,619,142	$2,822,871	63.6%
	(*) Over 100%

For the year ended June 30, 2005, the Company generated retail sales solely from its two Delaware design centers. The $1,211,661 or 44.0% annual increase in retail sales to 2006 from 2005 is comprised of a same-store increase of $513,673 (18.7 percentage points of the increase) from these two locations, and sales generated by the Company’s new Bel Air, Maryland design

Mr. Michael Moran

center contributing sales of $697,988 (25.3 percentage points of the total increase). The increase in wholesale sales of $423,497 is reflective of the opening of five new franchise stores during the year. The aggregate retail and wholesale increase amounted to $1,635,158 or 58.5%.

The balance of the increase in total sales is $161,113 and reflects recognition of license fees and royalties, each reflective of the five newly opened franchise store locations.

Critical Accounting Policies

Inventory Obsolescence, page 15

4.
You disclose that old models are reclassified into a discontinued category when there are model changes and a reduction in value of the old model is dependent upon the discontinued model being sold below cost. Please tell us and clarify in your disclosure if you regularly review the value of discontinued models in inventory and also, where appropriate, [whether] the value is reduced prior to an actual sale.

The Proposed Amendment would include the following modified disclosure:

Inventory Obsolescence

Inventory represents a significant portion of the Company’s assets (36% at June 30, 2006). The Company’s profitability and viability are highly dependent on the demand for its products. An imbalance between purchasing levels and sales could cause rapid and material obsolescence, and loss of competitive price advantage and market share. The Company believes that its product mix has provided sufficient diversification to mitigate this risk. At the end of each reporting period, the Company reduces the value of its inventory by an estimate of what the Company believes to be obsolete, and the Company recognizes an expense in this amount, which is included in cost of sales in its statement of operations.

In the Company’s industry, merchandise models change periodically. When they do, the Company reclassifies the old model into a discontinued category. The Company also reclassifies merchandise into the discontinued category when the Company decides it no longer wants to sell the item. At the end of each reporting period, the Company reviews the value of discontinued merchandise and reduces its value in cases where the net realizable value is estimated to be less than the cost of the merchandise. Generally, the Company attempts to sell these discontinued models at standard retail prices. The Company also similarly evaluates the obsolescence of its display inventories and service parts inventory.

For the years ended June 30, 2006 and 2005, the Company has not disposed of any discontinued product at prices below its original cost.

Mr. Michael Moran

Item 7. Financial Statements

Statements of Stockholders’ Equity (Deficit), page 20

5.	Please revise to include a column that reconciles the changes in the number of shares of common stock outstanding between fiscal years.

The Proposed Amendment would include the modified disclosure enclosed as Attachment 5.

Notes to Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies, page 22

Nature of Operations

6.
Please revise your presentation and disclosures to comply with all of the reporting requirements of SFAS 131. In this regard, it appears that perhaps you may have up to three reportable segments with your company-owned retail store operations along with your wholesale and franchising operations. Please explain to us the operating segments you have identified in your business and your basis for aggregation, if any, by providing a detailed analysis and support of your compliance with each of the characteristics outlined in paragraph 17. We may have further comment upon review of your response.

SFAS 131 requires segment financial reporting based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance (Paragraph 4). The required disclosure focuses on financial information that an enterprise’s decision makers use to make decisions about the enterprise’s operating matters (Paragraph 5). An operating segment is a component of an enterprise whose results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance (Paragraph 10(b)).

Mr. Michael Moran

The Company currently has two operating segments: (1) Home theater equipment sales and installation and (2) Franchise royalties and sales of franchises. The Company’s chief operating decision maker regularly reviews the results of, and makes decisions about resources to be allocated to, these segments and assesses their performance based on this disaggregation. Revenues from the Company’s operations in these two segments in fiscal years 2005 and 2006 were as follows:

	Year Ended June 30,
	2006		2005
	Amount	% of Total	Amount	% of Total
(1) Home theater equipment sales and installation
Company stores	$3,963,441	85.8%	$2,751,780	97.5%
Wholesale sales	467,518	10.1	44,021	1.6
Subtotal	$4,430,959	95.9	$2,795,801	99.1

(2) Franchise licenses and royalties	188,183	4.1	27,070	0.9
Total revenue	$4,619,142	100.0%	$2,822,871	100.0%

Because the Franchise segment does not meet the quantitative thresholds for either 2005 or 2006 (Paragraph 18), no separate segment financial information is required to be disclosed. (Naturally, if and to the extent that franchise sales exceed the Paragraph 18 quantitative requirements, segment financial information will be included in the Company’s future disclosure.) However, despite the absence of this segment disclosure requirement, the Company’s quarterly disclosures (see, e.g., Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006) have begun to provide revenue figures for the two segments and, as set forth in the table above, for wholesale and retail equipment sales and installation separately. Such supplemental disclosure, although not required, is nonetheless permissible (Paragraph 8).

Although one might think that Company Store sales and Wholesale sales should be treated as separate operating segments, the Company’s decision makers do not view them separately and do not use the separate financial information about them to make decisions about operating matters. On the contrary, and owing, in part, to the Company’s relatively small size, the Company views these channels collectively as a single segment - promoting the Company’s brand by selling home movie theaters at affordable prices to end users, whether marketed by Company stores or by franchisees.

The reasons for this view are several. First, the Company was formed for the sole purpose (and is only in the business) of selling and installing home theaters. This business involves quoting and selling furniture and equipment and installing it at a purchaser’s site. The Company generates substantially all revenues from this operating segment in Company stores. Only a small fraction of these sales represent pass through

Mr. Michael Moran

sales to franchisees. Importantly, the Company only sells equipment at the wholesale level to its own franchisees and to its employees and not to unaffiliated outlets.

Therefore, all furniture and equipment sold reach the ultimate target Company customer base and all sales serve the ultimate purpose of promoting the Company’s brand. Moreover, the products sold to franchisees are identical to the products sold by the Company at Company stores.

Second, the nature of the wholesale business is that it has little in the way of margin. Rather, the Company sells certain branded furniture and equipment to franchisees at a small mark-up not to generate Company sales but because franchisees could not otherwise purchase these goods directly from manufacturers and also because the Company’s buying and therefore, pricing power is better than that of its franchisees. As such, the Company acts as a “master dealer” and does so reluctantly, and only by necessity. This pricing leverage is passed along to franchisees to allow them to compete better against larger chain stores, and therefore, to increase sales to ultimate purchasers.

Third, aggregation is appropriate because the products sold to franchisees and consumers are identical (Paragraph 17(a)), the production processes are identical (Paragraph 17(b)), and the methods used to distribute the products by franchisees and Company stores are identical (Paragraph 17(d)). Although one might argue that the class of customer is different as between franchisee sales and Company sales (Paragraph 17(c)), the Company believes that the facts set forth above demonstrate that the ultimate consumer is really the target audience of both classes of sales as evidenced by the reasons for the arrangement and the small margin. In short, both sales channels are in promotion of the Company’s brand.

For these reasons, the Company believes segment reporting will only be required under SFAS 131 when Franchise Royalties and Franchise Sales reach the Paragraph 18 quantitative requirements or when (or if) the business nature of its Wholesale sales channel changes. Until such times, the Company proposes reporting in a manner similar to that set forth in the Company’s Quarterly Report on Form 10-QSB for the quarter ended December 31, 2006.

Revenue Recognition, page 25

7.
You disclose that revenues are recognized pro rata on larger, more complex systems where installation occurs over a period of time. Please tell us and revise your disclosure to explain your basis and the GAAP method you use to determine the amount of revenue to recognize in these types of transactions.

Generally, larger complex “systems” are multiple theater room systems installed within a customer’s property. Those systems characterized as more complex generally reflect an aggregation of number of smaller sub-systems or work orders and may occur or be

Mr. Michael Moran

scheduled by the customer on differing dates. Customer sales orders include merchandise and services, each distinct from the other and can be characterized as distinct and discreet work orders and product orders and each are priced separately. For example, a customer sales order might include theater room installations for two different rooms with discreet merchandise and installation charges for each room (in essence a work/product order for each room). As such, the Company has multiple deliverables and would recognize the revenue when service is performed or product delivered and accepted by the customer. Examples of such work orders include (a) the wiring before any audio or video component is delivered or installed (behind-the-wall wiring, for example), (b) the merchandise itself (if delivered separately and possession taken by the customer) and (c) the balance of wiring installation and product connection services performed after merchandise is delivered. Each of (a), (b) or (c) can occur over a period of time dependent of product availability or customer preference. The Company believes that these multiple deliverables meet the separation criteria under EITF Issue 00-21 and is also in accordance with SAB 104 3(c) Question 3.

The Proposed Amendment would include the following modified disclosure in the Revenue recognition section:

Generally these events occur on the same date. Revenues are recognized on a completion of work or product delivered basis for larger, more complex systems where installation occurs over a period of time in accordance with SAB 104 3(c) Question 3. Larger systems are principally aggregations of a number of smaller, same-customer service work orders or product orders that collectively are characterized as complex installations whose service or product delivery dates can extend over a number of weeks owing to both customer installation time preferences or unavailability of product.

Mr. Michael Moran

Shipping and Handling Fees and Costs, page 26

8.
Please disclose where you classify shipping and handling fees. Please also disclose that as a result of your classification of shipping and handling costs as a component of the selling, general and administrative line item, your gross margins are not comparable to those of other companies that include shipping and handling costs in the cost of revenues line item.

Certain shipping and handling costs reflecting charges incurred for the shipments to retail customers for which no delivery charge has been or will be invoiced are classified as part of administrative expenses, in the manner of a customer service. Additionally, certain other shipping and handling costs are reflective of expenses for delivery expense for franchise administrative materials for which no revenue is generated. Collectively, these costs amounted to $13,513 and $11,112 for the years ended June 30, 2006 and 2005, respectively.

The Proposed Amendment would include the following modified disclosure:

Shipping and Handling Fees and Costs. The Company classifies shipping and handling fees, when charged to the customer, as revenue. The Company classifies shipping and handling costs as part of selling and administration expenses. Shipping and handling costs were $38,438 and $15,661 for the years ended June 30, 2006 and 2005, respectively. In view of the Company’s treatment of shipping and handling costs as a component of selling, general and administration cost, its gross margins may not be comparable to those of other companies where shipping and handling costs are included in cost of revenues.

Stock-Based Compensation, page 27

9.	Please revise your disclosure to comply with all of the requirements of paragraph 84 of SFAS 123(R). Refer to paragraph 84(b) and 84(c) of SFAS 123(R).

Paragraph 84(b) of SFAS 123(R) refers to share based payments reflected in net income for the period as reported. We believe that paragraph 3 of the Stock Based Compensation section of Note 1 to the financial statements discloses such impact, and, therefore we do not propose to modify this disclosure. With regard to paragraph 84(c) of SFAS 123(R), we propose to modify disclosure to reflect the actual dollar value of the impact in the text of paragraph 4 of the Stock Based Compensation section of Note 1, rather than requiring the reader to determine the amount by subtraction.

Mr. Michael Moran

Modified disclosure from paragraph 4 of Note 1 would be as follows:

Accordingly, no compensation cost was recognized for its stock options issued during any period prior to January 1, 2006. Had compensation cost for the Company’s issuance of vested stock options been determined based on the fair value at grant dates for options consistent with the method of SFAS No. 123(R), the Company’s fiscal 2006 and 2005 net loss and net loss per common share would have been modified by $40,074 and $24,110 for the years ended June 30, 2006 and 2005, respectively, to the pro forma amounts indicated below. The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of from between 3.0% to 5.25% and expected option life of ten years.

	For the Years Ended June 30
	2006	2005

Net loss:
As reported	$(2,132,730)	$(1,532,685)
Pro forma	$(2,172,804)	$(1,556,795)

Net loss per share:
As reported	$(0.12)	$(0.12)
Pro forma	$(0.12)	$(0.13)

Note 2. Management’s Plans, page 28

10.
You have disclosed in the liquidity section of management’s discussion and analysis that it is possible that you may not have sufficient working capital to fund operations at the current planned level and may have to obtain additional funds in some manner. Your existing disclosure suggests that your only plan is to raise capital through an offering even though there is no guarantee such an offering will be successful. In future filings, please disclose the other possible plans management is considering such as additional bank financing in an effort to alleviate the potential negative impacts on your ability to continue operations.

As requested, the Company will disclose other possible financing plans in future filings.

Note 8. Stock Option Plan, page 33

11.	Please revise your disclosure to include the applicable additional information required by paragraph A240 of SFAS 123(R) to comply with paragraph 64 of SFAS 123(R).

The Proposed Amendment would include the modified disclosure enclosed as Attachment 11.

Mr. Michael Moran

Item 8A. Controls and Procedures, page 35

12.	Please revise your disclosure to indicate that you performed your evaluation as of the end of the period covered by the report rather than a specific date. See SEC Release No. 33-8238, Section II.F.3.

SEC Release No. 33-8238, Section II.F.3 provides, in part: “We are adopting as proposed the change of the evaluation date for disclosure controls to ‘as of the end of the period’ covered by the quarterly or annual report.” The Company’s disclosure states that the evaluation occurred “as of June 30, 2006, which is the end of the period covered by this Annual Report on Form 10-KSB.”

Although we believe our current disclosure is consistent with this requirement, the Proposed Amendment would include and reflect the following modified disclosure:

ITEM 8A. CONTROLS AND PROCEDURES

The Company’s management, under the supervision and with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of controls and procedures related to the Company’s reporting and disclosure obligations as of the end of the period covered by this Annual Report on Form 10-KSB. Based on that evaluation, the principal executive officer and principal financial officer has concluded that the Company’s disclosure controls and procedures are effective.

~~There were no changes that occurred during the fiscal quarter ended June 30, 2006 that have materially affected, or are reasonable likely to materially affect, the Company’s internal controls over financial reporting.~~

In connection with your comments of February 27, 2007, The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Mr. Michael Moran

I trust that the above adequately responds to the items addressed in your comment letter of February 27, 2007.

Sincerely,

/s/ Scott R. Oglum

Scott R. Oglum
Chairman and Chief Executive Officer

cc:   Milwood Hobbs, Staff Accountant, SEC
Donna DiSilvio, Senior Staff Accountant, SEC

Enclosures:           Attachment 5
Attachment 11

Attachment 5

THEATER XTREME ENTERTAINMENT GROUP, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2006 AND 2005

($ US except shares)
	Number of
	Shares -		Additional		Total
	Common	Common	Paid-in	Accumulated	Stockholders'
	Stock	Stock	Capital	Deficit	Equity

Balance at July 1, 2004	9,775,000	$9,775	$240,225	$(295,748)	$(45,748)

Conversion of notes payable	3,348,035	3,348	970,214	-	973,562

Issuance of common stock for services	1,462,200	1,462	510,308	-	511,770

Issuance of common stock at merger	1,250,000	1,250	(1,250)	-	-

Liabilities assumed upon merger	-	-	(13,026)	-	(13,026)

Issuance of common stock, private placement	456,579	457	136,686	-	137,143

Net loss for the year ended June 30, 2005	-	-	-	(1,532,685)	(1,532,685)

Balance at June 30, 2005	16,291,814	$16,292	$1,843,157	$(1,828,433)	$31,016

Issuance of common stock, private placements	2,500,528	2,500	1,470,191	-	1,472,691

Redemption of Founder stock	(800,000)	(800)	800	-	-

Issuance of Common Stock for Services	1,130,000	1,130	602,370	-	603,500

Vested Employee Stock Options	-	-	46,073	-	46,073

Vested Non-Employee Stock Options	-	-	11,151	-	11,151

Net loss for the year ended June 30, 2006	-	-	-	(2,132,730)	(2,132,730)

Balance at June 30, 2006	19,122,342	$19,122	$3,973,742	$(3,961,163)	$31,701

The accompanying notes are an integral part of these financial statements.

Attachment 11
THEATER XTREME ENTERTAINMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005

Note 8. Stock Option Plan

In April, 2005, stockholders holding a majority of the shares of the Company’s common stock approved the adoption of the Company’s 2005 Stock Option Plan (the “Plan”). The Plan is designed to help the Company attract, motivate and retain high quality employees necessary to execute the Company’s business plans successfully. On December 21, 2005 stockholders holding a majority of the shares of the Company’s common stock approved an increase in the number of common shares allocated to the Plan to 2,000,000, up from 1,400,000 shares.

Participation in the Plan is limited to employees and outside Directors. The exercise price of both incentive and nonqualified stock options is at least the fair market value of the Company’s common stock at the time of the grant. The options generally vest over a three to four year period and expire no later than ten years from the date of grant.

Pursuant to the terms of the Plan as amended, employees and outside directors were granted options to purchase shares of the Company’s common stock as follows: 850,000 option shares for the year ended June 30, 2006 and 890,000 option shares for the year ended June 30, 2005, aggregating 1,740,000 option shares. Of this aggregate, 150,000 option shares were forfeit during the year ended June 30, 2006 leaving a remaining exercisable balance of 1,590,000 option shares as of June 30, 2006. No shares were forfeit for the year ended June 30, 2005. The exercise prices per share of these options range from $0.35 to $1.00 and vesting is either 25% or 33% each year on the anniversary of grant date contingent upon employment or services as a member of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award, with the following assumptions: no dividend yield, expected volatility of 60%, risk-free interest rate of from between 3.0% to 5.25% and expected option life of ten years.

The following table summarizes all stock option activity of the Company since July 1, 2004:

	Incentive Stock Options		Nonqualified Stock Options
		Weighted		Weighted
	Stock	Average	Stock	Average
	Options	Exercise	Options	Exercise
	Outstanding	Price	Outstanding	Price

Balance, June 30, 2004	None	xx	None	xx

Granted / vested	740,000	$0.35	150,000	$0.35
Exercised	-	xx	-	xx
Cancelled / forfeit	-	xx	-	xx

Balance, June 30, 2005	740,000	$0.35	150,000	$0.35

Granted / vested	850,000	$0.57	-	xx
Exercised	-	xx	-	xx
Cancelled / forfeit	(150,000)	$0.37	-	xx

Balance, June 30, 2006	1,440,000	$0.48	150,000	$0.35

The weighted-average fair value of incentive options granted during the years ended June 30, 2006 and June 30, 2005 are $0.42 and $0.25, respectively. There were no nonqualified options granted during the year ended June 30, 2006. The weighted-average fair value of nonqualified stock options granted during the year ended June 30, 2005 was $0.25.

The following table summarizes information about stock options outstanding at June 30, 2006:

	Summary of ISO Options			Summary of Nonqualified Options
	Outstanding		Exercisable	Outstanding		Exercisable
	Number	Weighted	Number	Number	Weighted	Number
	Outstanding	Average	Outstanding	Outstanding	Average	Outstanding
	at	Remaining	at	at	Remaining	at
Exercise	June 30,	Contractual	June 30,	June 30,	Contractual	June 30,
Price	2006	Life	2006	2006	Life	2006

$0.35	1,155,000	9.1 Years	268,750	150,000	8.8 Years	37,500
$1.00	285,000	9.9 Years	-	-		-

	1,440,000		268,750	150,000		37,500